DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06029176

March 16, 2006

No ACT

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/16/2006

Re: Rite Aid Corporation
Incoming letter dated January 19, 2006

Dear Mr. Gerber:

This is in response to your letter dated January 19, 2006 concerning the shareholder proposal submitted to Rite Aid by Mike Goldberg. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Mike Goldberg
16318 Clearcrest
Houston, TX 77059

84129

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MGERBER@SKADDEN.COM

Securities Exchange Act of 1934,
Rule 14a-8(i)(7)

January 19, 2006

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Rite Aid Corporation, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") submitted by Mike Goldberg (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Annual Meeting").

The Company intends to file its definitive Proxy Materials for the 2006 Annual Meeting on or about May 17, 2006. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of each of (i) this letter and (ii) a letter dated December 11, 2005, which is attached hereto as Exhibit A, from the Proponent with the Proposal attached. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. The Proposal

On December 21, 2005, the Company received the Proposal for inclusion in its Proxy Materials. The text of the Proposal and supporting statement is reprinted below as it was submitted to the Company:

> **PROPOSAL:**
>
> The stock holders request the Board exercise its authority to start maximizing stockholder value. This can be done by either making the changes necessary to improve operating performance or finding a buyer who can give full value for Rite Aid.
>
> **DISCUSSION:**
>
> Five plus years after Rite Aid almost fell into bankruptcy, the companies recovery has stalled. Rite Aid not been able to improve its competitive position relative to its two major competitors and is in fact falling further behind by most measures. Rite Aids operating performance in the areas of same store sales increases, sales per square foot and scripts filled per store have not improved at the same rate as the two major competitors. It is falling further and further behind by all operating measurements and its stock price reflects this performance. The stock price has not been at $6.00/share (in 11/03) for two years although the DOW and S&P 500 are up 8% & 17% respectfully. It is oblivious to even the most casual observer that the current situation cannot be allowed to continue. It is the Boards duty to takes what ever steps are necessary to either improve the relative operating performance of the company or to sell the company to the highest bidder(s).

II. The Company May Exclude the Proposal and the Supporting Statement Pursuant to Rule 14a-8(i)(7) Because the Proposal Concerns the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) of the Exchange Act allows a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Commission has provided the following guidance with respect to the purpose and application of Rule 14a-8(i)(7):

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business

> problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting. . . . Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

Release No. 34-40018 (May 21, 1998). The ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (Nov. 22, 1976); *see also* Release No. 34-40018 (May 21, 1998). The exclusion recognizes that management has special expertise and is more qualified than shareholders to make most business decisions. For these reasons, the ordinary business exclusion seeks to preserve the board's delegation to management of the power over day-to-day matters and recognizes that under most states' laws (including the laws of the State of Delaware under which the Company is incorporated) the opportunity for shareholder participation in corporate decisionmaking is generally limited to extraordinary corporate transactions.

Accordingly, under current Staff application of the rule, a shareholder proposal may be excluded if it involves business matters that are non-extraordinary and the proposal does not implicate any significant social policy issues or other considerations. The Proposal requests that the Board "start maximizing stockholder value" by either "making the changes necessary to improve operating performance or finding a buyer who can give full value for Rite Aid." Thus, the text of the Proposal on its face would cover ordinary business matters as well as extraordinary corporate transactions. Within the scope of the Proposal, the Board of Directors and management of the Company could seek to maximize stockholder value by improving operating performance through any number of actions short of an extraordinary corporate transaction.

Moreover, the breadth of the Proposal's mandate intrudes upon ordinary business matters that are reserved for management and the board of directors under applicable corporate law. The Company is a Delaware corporation, and under the Delaware General Corporation Law ("DGCL"), the board of directors has the authority to conduct the ordinary business of the corporation. Pursuant to Section 141(a) of the DGCL, "[t]he business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in [the DGCL] or in its certificate of incorporation." The Company's Restated Certificate of Incorporation does not contain any limitations on the Board's authority to so manage the Company and instead provides in Article EIGHTH that "[t]he management of the business and the conduct of the affairs of the corporation . . . shall be vested in its Board of Directors."

It is precisely the role of the Board of Directors of the Company to oversee the management and operation of the Company in ordinary business areas, including the area of operating performance. The Board could take a number of actions to maximize stockholder value short of a sale of the Company or other extraordinary corporate transaction. For example, to improve operating performance the Board of Directors could reduce discretionary spending, minimize corporate overhead, sell or shut down underperforming or high-expense stores, restructure management, develop initiatives that could generate new earnings or undertake other performance-improvement initiatives. None of these alternatives would require a stockholder vote under the DGCL or involve any extraordinary corporate transaction, and all would impact the Company's operating performance and thereby potentially increase stockholder value. In addition, determining which, if any, of these actions would be the optimal strategy for improving operating performance and stockholder value would require an intimate knowledge of the Company's business and operations. This determination is exactly the kind of complex ordinary business problem that management and boards of directors are better positioned to address than stockholders and that the ordinary business rule is intended to exclude from stockholder action. It is in the stockholders' interests that the Board exercise its business judgment in making decisions regarding how best to maximize operating performance, taking into account all relevant factors.

Where a proposal relates to a board of directors' selection of business policies to enhance financial performance, the Staff has repeatedly taken the position that such proposals relate to ordinary business operations and are excludable under Rule 14a-8(i)(7). According to the Staff, "[t]he determination of whether, and what, steps should be taken to enhance the financial performance of the [c]ompany, including the sale of corporate assets" is a matter relating to the conduct of the company's ordinary business operations. *Ohio Edison Co.* (Feb. 3, 1989); *see also SunSource Inc.* (Mar. 31, 2000) (permitting exclusion of a proposal requesting the creation of a special committee with the specific goal of maximizing stockholder value as relating to ordinary business matters); *Tremont Corp.* (Feb. 25, 1997) (permitting exclusion of a proposal requesting that the board instruct management to prepare a plan to narrow the gap between the value of the company's shares and the value of its underlying assets as relating to the conduct of the company's ordinary business operations); *Novametrix Medical Systems, Inc.* (June 12, 1996) (permitting exclusion of a proposal requesting the board to take the steps to initiate a program to maximize stockholder value as relating to ordinary business matters); *Integrated Circuits Inc.* (Dec. 27, 1988) (permitting exclusion of a proposal relating to the engagement of an investment banker to make recommendations to maximize stockholder value as relating to the implementation of the Company's strategies, an ordinary business matter). In issuing no-action letters in the foregoing cases, the Staff implicitly recognized that maximizing stockholder value implicates a myriad of ordinary business operations. For instance, the salaries and incentives paid to a company's employees, the size of its workforce, the training of its salespeople, its product pricing, the size and duration of promotional campaigns, the details of its financing, and other such considerations all affect the Company's costs, expenses, profitability and prospects, which in turn affect the Company's stock price.

In addition, when a shareholder proposal appears to relate in part to non-extraordinary matters that constitute part of the company's ordinary business operations – even though, in some cases, the proposals suggest both ordinary and extraordinary courses of action – the Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7). In numerous cases, the Staff has permitted exclusion of proposals that sought to have the board of directors appoint a special committee or retain the services of an independent third party for the general purpose of exploring ways to enhance stockholder value, including the sale of the company or other extraordinary transaction, finding that such proposals relate to both extraordinary and non-extraordinary matters. *See, e.g., First Charter Corp.* (Jan. 18, 2005); *Medallion Financial Corp.* (May 11, 2004); *BKF Capital Group, Inc.* (Feb. 27, 2004); *Telular Corp.* (Dec. 5, 2003); *Archon Corp.* (Mar. 10, 2003); *Lancer Corp.* (Mar. 13, 2002); *E*Trade Group, Inc.* (Oct. 31, 2000); *NACCO Industries Inc.* (Mar. 29, 2000); *Sears, Roebuck & Co.* (Feb. 7, 2000). In each of these cases, the consideration of alternatives to enhance or maximize stockholder value was found to involve ordinary business concerns that are incident to a board's managerial powers and such proposals were, therefore, excludable even though they also included the consideration of an extraordinary transaction. In this case, ordinary business concerns – improving operating performance – are central to the Proposal.

The Proposal does not focus only on extraordinary corporate transactions such as a spin-off, sale of all or substantially all assets, merger or liquidation. Instead, the Proposal expressly presents a non-extraordinary matter – "making the changes necessary to improve operating performance" – as an alternative means to increasing stockholder value. Moreover, when the Proposal and supporting statement are read together, it is apparent that the primary focus of the Proposal is on improving the operating performance of the Company. The supporting statement highlights several metrics of the Company's operating performance and attributes the Company's current stock price to the Company's alleged failure to improve its operating performance relative to its competitors. The supporting statement urges the Board to take "whatever steps are necessary" to improve the Company's operating performance, a matter which could be addressed predominately or entirely through non-extraordinary means within the scope of the Proposal. Because the Proposal clearly contemplates and urges non-extraordinary corporate transactions, the Proposal relates to the Company's ordinary business operations and the Company should be permitted to omit it from its Proxy Materials pursuant to Rule 14a-8(i)(7).

Furthermore, if any portion of a proposal relates to a company's ordinary business activities, the Staff has consistently permitted companies to exclude the entire proposal from its proxy materials. In *E*Trade Group, Inc.* (Oct. 31, 2000), the Staff permitted the exclusion of a proposal to establish a "shareholder value committee" to advise the board on mechanisms for enhancing shareholder value. The Staff found that two of the four suggested mechanisms for increasing stockholder value related to ordinary business affairs. *Id.* In addition to the "[m]erger or outright sale of the company" the proposal identified alternative mechanisms for increasing stockholder value, including "[p]ossible reductions in staff to improve earnings performance" and the "[d]ismissal and replacement of Executive Officers (CEO, COO, CFO etc.)." *Id.* In its no-action response, the Staff specifically identified these alternative mechanisms as relating to ordinary business operations and permitted the exclusion of the entire proposal on these grounds. *Id.* As was the case in *E*Trade*, the alternative mechanism for increasing stockholder value in the instant Proposal – "improv[ing] operating performance" – likewise relates to the Company's ordinary business operations and the entire Proposal should, therefore, be excludable under Rule 14a-8(i)(7). *See also Associated Estates Realty Corp.* (Mar. 23, 2000) (permitting exclusion of a proposal relating to both officer compensation and the adoption of a business plan to increase stockholder value, which plan included the disposition of non-core businesses and assets, an ordinary business matter); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting exclusion of entire proposal where only one out of five matters in the proposal concerned the ordinary business operations of the company).

While the Staff has a practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal, the Staff has stated that this practice is meant "to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." Staff Legal Bulletin No. 14 (July 13, 2001). As discussed above, the Proposal focuses on ordinary business matters and any revisions to the Proposal to shift its focus away from ordinary business matters would necessarily be substantive and not minor in nature. Moreover, the Staff has specifically advised that "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." *E*Trade Group, Inc.* (Oct. 31, 2000). Accordingly, the Staff has concurred in the omission of proposals that, while in part may appear to address matters outside the scope of ordinary business, also relate to a company's ordinary business operations.

III. Conclusion

For the reasons stated above, the Company believes that the Proposal and its supporting statement intrude upon the Board's statutory authority to manage the business and affairs of the Company under applicable law and relate to ordinary business matters. As a consequence, the Company believes that the Proposal and its supporting statement may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7), and we respectfully request that the Staff concur with the Company's view on this basis.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Attachments

cc: Mike Goldberg
16318 Clearcrest
Houston, TX 77059

EXHIBIT A

Proposal and Supporting Statement

Rite Aid Corp.
P.O. Box 3165
Harrisburg, Pa. 17105

Attn: R. B. Sari

Dear Sir:

Attached is a revised proxy proposal per your comments. A separate letter from my broker is being sent directly to you.

Thank you for your attention to this matter.

Mike Goldberg
16318 Clearcrest
Houston, Tx 77059
281-280-0666

12/11/2005

Rite Aid Corp.
30 Hunter Lane
Camp Hill PA 17011
Attn: Corp. Secretary

Dear Sirs:

I wish to have a stockholders proposal added to the proxy statement. Under separate cover is a letter from my broker certifying that I have had a $2000 position in the stock for in excess of one year.

I have not sold the stock since it was purchased and will continue to hold it till the stockholders meeting. I attend the annual meeting which I will attend to speak in favor of the proposal. These actions should meet the legal requirements for a stockholder proposal.

If there is any question please contact me immediately for clarification or additional documentation.

PROPOSAL:

The stock holders request the Board exercise its authority to start maximizing stockholder value. This can be done by either making the changes necessary to improve operating performance or finding a buyer who can give full value for Rite Aid.

DISCUSSION:

Five plus years after Rite Aid almost fell into bankruptcy, the companies recovery has stalled. Rite Aid not been able to improve its competitive position relative to its two major competitors and is in fact falling further behind by most measures. Rite Aids operating performance in the areas of same store sales increases, sales per square foot and scripts filled per store have not improved at the same rate as the two major competitors. It is falling further and further behind by all operating measurements and its stock price reflects this performance. The stock price has not been at $6.00/share (in 11/03) for two years although the DOW and S&P 500 are up 8% & 17 % respectfully. It is oblivious to even the most casual observer that the current situation cannot be allowed to continue. It is the Boards duty to takes what ever steps are necessary to either improve the relative operating performance of the company or to sell the company to the highest bidder(s).

M Y Goldberg

Mike Goldberg
16318 Clearcrest
Houston, Tx 77059

Edward Jones
5629 Fm 1960 West Suite 310
Houston, TX 77069
(281) 440-7869

Harry S. Yates
Investment Representative

EdwardJones

December 12, 2005

Mr. Robert Sari
Senior Vice President
General Council and Secretary
Rite Aid Corp
P. O. Box 3165
Harrisburg, PA 17105

This letter is to affirm that Michael L. Goldberg on 07/03/2000 bought 7000 shares of Rite Aid Corp. in his Roth IRA held at Edward Jones.

He has held the shares continuously since 07/03/2000, and still owns them in the same account.

Sincerely,

Harry S. Yates
Investment Representative

cc: Michael Goldberg

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rite Aid Corporation
Incoming letter dated January 19, 2006

The proposal requests that the board use its authority to maximize stockholder value by either making changes necessary to improve operating performance or finding a buyer for the company.

There appears to be some basis for your view that Rite Aid may exclude the proposal under rule 14a-8(i)(7), as relating to Rite Aid's ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary matters. Accordingly, we will not recommend enforcement action to the Commission if Rite Aid omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Timothy Geishecker
Attorney-Adviser